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                             RESOLUTIONS ADOPTED
                         BY THE BOARD OF DIRECTORS OF
                             BMC INDUSTRIES, INC.
                     AT A MEETING HELD DECEMBER 14, 1994


      RESOLVED, that the Board of Directors of the Company deems it advisable and in the best interests of the Company to amend the first paragraph of
      Article V of its Second Restated Articles of Incorporation in its entirety to provide as follows:

            The aggregate number of shares that this Corporation has authority to issue is fifty million (50,000,000) shares which shall consist of five hundred thousand (500,000) undesignated shares and forty-nine million five hundred thousand (49,500,000) shares of voting common stock. Only the authorization of the Board of Directors is necessary for this Corporation to issue shares and other securities and rights to purchase shares and other securities. All 49,500,000 shares of voting common stock shall have equal rights and preferences. The Board of Directors is authorized to establish, from the undesignated shares, one or more classes and series of shares, to designate each such class and series, and to fix the rights and preferences of each such class and series. All stockholders are denied preemptive rights, unless the Board of Directors shall grant preemptive rights to the holders of some or all of the undesignated shares with respect to some or all of the undesignated shares. This Corporation may issue shares of voting common stock to the holders of shares of any class or series of the undesignated shares and it may issue shares of any class or series of the undesignated shares to the holders of shares of voting common stock.

      RESOLVED, FURTHER, that the Board of Directors of the Company deems it advisable and in the best interests of the Company to amend the second paragraph of Article V of its Second Restated Articles of Incorporation in its entirety to provide as follows:

            The vote required for any amendment to, or repeal of, all or any portion of this Article V shall be the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares; provided, however, that if the then current or a pre-existing Board of Directors of this Corporation shall by resolution adopted at a meeting of the Board of Directors have approved the amendment or repeal proposal and have determined to recommend it for approval by the holders of shares entitled to vote on the matter, then the vote required shall be the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares; provided, further, that notwithstanding the foregoing, the Board of Directors may amend this Article V to increase or decrease the number of authorized shares in


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            connection with any division or combination of shares to the extent such increase or decrease will not result in the percentage of authorized shares that remains unissued after the division or combination exceeding the percentage of authorized shares that were unissued before the division or combination.



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